EXHIBIT 12
PILGRIM'S PRIDE CORPORATION
COMPUTATION OF RATIO EARNINGS TO FIXED CHARGES

					Transition
	2013	2012	2011	2010	Period	2009
Earnings:
Income from continuing operations before
income taxes	$573,940	$153,062	$(487,126)	$66,488	$(68,446)	$(173,849)
Add: Total fixed charges (see below)	88,660	113,011	126,111	132,905	48,899	181,094
Less: Interest capitalized	(586)	(1,717)	(3,424)	(1,296)	(1,082)	(2,619)
Total earnings	662,014	264,356	(364,439)	198,097	(20,629)	4,626
Fixed charges:
Interest(a)	87,592	106,643	114,955	118,574	45,756	164,548
Portion of noncancelable lease expense
representative of interest factor(b)	1,068	6,368	11,156	14,331	3,143	16,546
Total fixed charges	88,660	113,011	126,111	132,905	48,899	181,094

Ratio of earnings to fixed charges	7.47	2.34	(c)	1.49	(d)	(e)

(a)	Interest includes amortization of capitalized financing fees.
(b)	One-third of noncancelable lease expense is assumed to be representative of the interest factor.
(c)	Earnings were insufficient to cover fixed charges by $490.6 million.
(d)	Earnings were insufficient to cover fixed charges by $69.5 million.
(e)	Earnings were insufficient to cover fixed charges by $176.5 million.